1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F          X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No          X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date October 27, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China

(“PRC”) with limited liability)

(Stock Code: 1171)

REPORT FOR THE THIRD QUARTER OF 2008

IMPORTANT NOTICE

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal Mining” or the “Company”) confirm that this announcement does not contain any false information, misleading statements or material omissions, and accept joint and several responsibilities for the truthfulness, accuracy and completeness of the contents.

The report of the Company for the third quarter of 2008 (the “Report”) was considered and approved by the 4th meeting of the fourth session of the Board and all of the thirteen directors of the Board attended the meeting.

The financial statements in the Report have not been audited.

The Company’s chairman, Mr. Wang Xin, chief financial officer, Mr. Wu Yuxiang, and the chief of the planning and finance department, Mr. Zhao Qingchun, warrant that the financial statements of the Report are true and complete.

Summary of the unaudited results of the Company and its subsidiaries (the “Group”) for the third quarter ended 30th September 2008 is set out as follows:

•	The Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission.

•

All financial information contained in the Report is prepared in accordance with the relevant requirements and interpretations under the Accounting Standards for Enterprises (2006) promulgated by the Ministry of Finance in the People’s Republic of China (“PRC”). The Company has also provided information on the average product prices of the Group for the first three quarters of 2008 reporting on the same basis as adopted in its previous periodical reports announced overseas. Please refer to the section headed “Analysis of the product prices of the Group during the reporting period”. Shareholders of the Company (the “Shareholders”) and public investors should be aware of the different bases used in reporting the average product prices as adopted in this Report, the 2008 interim report and the 2007 annual report of the Company when trading in the shares of the Company.

•	Unless otherwise specified, the currency used in this Report is Renminbi (“RMB”).

•

For the third quarter of 2008, the operating income of the Group was RMB7,565.153 million, representing an increase of RMB3,429.478 million or 82.9% as compared with the corresponding period last year. Net profit attributable to the Shareholders was RMB2,883.731 million, representing an increase of RMB2,167.516 million or 302.6% as compared with the corresponding period of the previous year.

•

For the first three quarters of 2008, the operating income of the Group was RMB20,419.705 million, representing an increase of RMB8,505.819 million or 71.4% as compared with the corresponding period of the previous year. Net profit attributable to the Shareholders was RMB6,645.806 million, representing an increase of RMB4,820.673 million or 264.1% as compared with the corresponding period last year.

•

Due to the increase in the domestic and international prices of coal, it is estimated that annual net profit attributable to the Shareholders of the Company for the year 2008 will increase by over 190% as compared with 2007.

•	The information in the Report is the same as that published on the Shanghai Stock Exchange. The Report is published simultaneously in the PRC and overseas.

1. General Information of the Company and its Subsidiaries (the “Group”)

1.1 Major accounting data and financial indicators

	As at the end of this reporting period	As at the end of last year	Increase/decrease as at the end of this reporting period as compared with the end of last year (%)
Total assets (RMB)	31,309,612,498	25,325,499,439	23.63
Shareholders’ equity (excluding minority interest) (RMB)	25,237,987,582	19,615,689,876	28.66
Net assets per share attributable to the shareholders of the Company (RMB)	5.131	3.988	28.66

	From the beginning of the year to the end of this reporting period (January-September)		Increase/decrease for the reporting period as compared with the same period last year (%)
Net cash flows from operating activities (RMB)	7,971,058,293		205.12
Net cash flows per share from operating activities (RMB)	1.621		205.12

	The Reporting Period (July-September)	From the beginning of the year to the end of this reporting period (January-September)	Increase/decrease for the reporting period as compared with the same period last year (%)
Net profit attributable to the shareholders of the Company (RMB)	2,883,730,863	6,645,806,146	302.63
Basic earnings per share (RMB)	0.586	1.351	302.63
Basic earnings per share after extraordinary gain and loss (RMB)	0.585	1.352	302.95
Return on fully diluted net assets (%)	11.43	26.33	increased by 7.61 percent
Return on fully diluted net assets after extraordinary gain and loss (%)	11.41	26.35	increased by 7.60 percent

Extraordinary gain and loss	Amount from the beginning of the year to the end of this reporting period (RMB)
The profits and losses on the disposal of non-current assets			13,069,480
Charitable donations			(18,150,000)
Other net non-operating income and expenditure			(1,814,189)
Subtotal			(6,894,709)
Less: income tax influence			(1,366,907)
Total amount for extraordinary gain and loss			(5,527,802)
Including: amount attributable to the shareholders of the Company			(5,613,926)

1.2 Total number of Shareholders at the end of this reporting period and the top 10 shareholders holding listed shares of the Company which are not subject to trading moratorium

Total number of Shareholders at the end of this reporting period	131,538
Top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Full Name of Shareholders	Number of tradable shares not subject to trading moratorium at the end of this reporting period (shares)	Classes of shares held (A shares, B shares, H shares or others)
HKSCC Nominees Limited	1,956,635,946	H Shares
Fortune SGAM Industry Selected Shares Securities Investment Fund	14,200,434	A Shares
(Huaan Innovation Securities Investment Fund)*	11,000,008	A Shares
(Huaxia Steady Growth Mixed Securities Investment Fund)*	7,999,929	A Shares
(Guosen “Golden Money Management” Value Growth Stock Portfolio Management Plan)*	6,289,707	A Shares
Guangfa Growing Shares Securities Investment Fund	6,013,414	A Shares
Jiashi CSI 300 Index Securities Investment Fund	4,306,349	A Shares
Yi Fang Da Value Growing Combined Securities Investment Fund	4,000,000	A Shares
(Southern Active Allocation Securities Investment Fund)*	3,882,571	A Shares
(Huaan Xingye Strategy Growth Stock Investment Fund)*	3,600,644	A Shares

*	Translated for identification purposes only.

2. Significant Matters

2.1 Major operating data of the Group

Items	The third quarter			The first three quarters
	2008	2007	Increase/decrease (%)	2008	2007	Increase/decrease (%)
I. Coal Business
1. Raw coal production (million tonnes)	8.80	8.79	0.11	26.87	26.94	-0.26
(1) The Company	8.02	8.28	-3.14	24.43	24.75	-1.29
(2) Shanxi Neng HuaNote1	0.30	0.24	25.00	0.92	0.84	9.52
(3) Yancoal AustraliaNote2	0.48	0.27	77.78	1.52	1.35	12.59
2. Salable coal production (million tonnes)	8.66	8.46	2.36	26.51	26.13	1.45
(1) The Company	7.98	7.98	0	24.29	24.14	0.62
(2) Shanxi Neng Hua	0.30	0.24	25.00	0.92	0.84	9.52
(3) Yancoal Australia	0.38	0.24	58.33	1.30	1.15	13.04
3. Coal Sales (million tonnes)	8.88	8.94	-0.67	27.39	26.21	4.50
(1) The Company	7.46	8.13	-8.24	23.23	23.64	-1.73
(2) Shanxi Neng Hua	0.28	0.20	40.00	0.88	0.77	14.29
(3) Yancoal Australia	0.23	0.39	-41.03	1.23	1.28	-3.91
(4) Outsourcing coal	0.91	0.22	313.64	2.05	0.52	294.23
II. Railway Business
Transportation volume of Railway AssetsNote [3] (million tonnes)	4.82	4.52	6.64	13.32	13.21	0.83
III. Methanol Business
1. Methanol production (million tonnes)	0.015	0	—	0.015	0	—
Shanxi Neng Hua	0.015	0	—	0.015	0	—
2. Methanol Sales (million tonnes)	0.012	0	—	0.012	0	—
Shanxi Neng Hua	0.012	0	—	0.012	0	—
IV. Electric Power Business
1. Electric Power Generation (MkWh)	17.25	0	—	17.25	0	—
Shanxi Neng Hua	17.25	0	—	17.25	0	—
2. Sales of Electric Power (MkWh)	17.25	0	—	17.25	0	—
Shanxi Neng Hua	17.25	0	—	17.25	0	—

Note: 1	Shanxi Neng Hua means Yanzhou Coal Shanxi Neng Hua Company Limited.

2	Yancoal Australia means Yancoal Australia Pty Limited.
3	Railway Assets means the railway asset specifically used for transportation of coal for the Company.

Since 1st January, 2008, the Group has changed the reporting basis for outsourcing coal. Coal purchased from outside sources was previously classified as other business but was classified as principal business since 1st January, 2008. Figures for the year 2007 in the above table were adjusted on the new reporting basis for comparison.

2.2 Analysis of the product prices of the Group during the reporting period

1.	The following table sets out the average product prices of the Group during the reporting period reported on the same basis as adopted in its previous periodical reports announced in the PRC.

	Third quarter			First three quarters			The year 2007 (RMB/ tonne)
	2008 (RMB/ tonne)	2007 (RMB/ tonne)	Increase/ decrease (%)	2008 (RMB/ tonne)	2007 (RMB/ tonne)	Increase/ decrease (%)
I. coal
1. the Company	795.00	433.48	83.40	711.76	422.35	68.52	437.06
domestic	793.41	430.41	84.34	712.04	419.23	69.84	435.02
export	986.43	538.81	83.08	683.34	467.64	46.13	473.31
2. Shanxi Neng Hua	358.90	216.98	65.41	277.85	204.57	35.82	208.68
3. Yancoal Australia	1,920.68	557.00	244.83	957.98	554.76	72.68	522.78
4. Outsourcing coal	838.41	487.48	71.99	745.16	498.81	49.39	507.01
II. methanol
Shanxi Neng Hua	2,536.68	—	—	2,536.68	—	—	—

2. The following table sets out the Group’s average product prices during the reporting period reported on the same basis as adopted in its previous periodical reports announced overseas:

	Third quarter			First three quarters			The year 2007 (RMB/ tonne)
	2008 (RMB/ tonne)	2007 (RMB/ tonne)	Increase/ decrease (%)	2008 (RMB/ tonne)	2007 (RMB/ tonne)	Increase/ decrease (%)
I. coal
1. the Company	772.26	415.18	86.01	689.96	398.72	73.04	414.02
domestic	772.18	414.60	86.25	691.79	402.00	72.09	417.24
export	782.46	434.87	79.93	502.92	351.10	43.24	356.98
2. Shanxi Neng Hua	354.42	209.35	69.30	273.66	199.03	37.50	204.13
3. Yancoal Australia	1,800.75	498.69	261.10	881.56	498.57	76.82	465.10
4. Outsourcing coal	829.20	487.48	70.10	740.81	498.81	48.52	507.01
II. methanol
Shanxi Neng Hua	2,536.68	—	—	2,536.68	—	—	—

Note: The average price represents the invoice price of product less the sale taxes and extra charges, transportation cost for coal sales.

2.3 Brief analysis on material changes of major items in the financial statements of the Group and the financial indicators of the during the reporting period.

1. Details and explanation on material changes in the items of the balance sheet of the Group during this reporting period.

Item	As at 30th Sept, 2008 (RMB’000)	As at 31st Dec, 2007 (RMB’000)	Increase/ decrease (%)
Bank balances and cash	10,830,429	5,779,552	87.39
Receivables	289,534	120,548	140.18
Prepayments	420,521	59,833	602.82
Inventories	801,603	440,134	82.13
Non-current assets due within one year	0	640,000	-100.00
Other current assets	0	10,934	-100.00
Available-for-sale financial assets	164,672	409,086	-59.75
Materials held for construction	51,016	229,461	-77.77
Intangible assets	1,483,140	788,505	88.10
Short-term loan	413,633	0	—
Unearned revenue	675,023	983,294	-31.35
Taxes payable	585,260	228,657	155.96
Interests payable	2,276	0	—
Non-current liabilities due within one year	848,890	487,448	74.15
Deferred tax liabilities	25,623	86,726	-70.46
Undistributed profits	13,539,600	7,729,922	75.16

Bank balances and cash were RMB10,830.429 million as at 30th September, 2008, representing an increase of RMB5,050.877 million or 87.4 % as compared with that at the beginning of the reporting year. Such increase was mainly due to (i) the increase of the products sales income of the Company; (ii) recovery of the entrusted loan with the principal and the interest in the amount of RMB780 million.

Receivables were RMB 289.534 million as at 30th September, 2008, representing an increase of RMB168.986 million or 140.2 % as compared with that at the beginning of the reporting year. Such increase was mainly due to an increase of rolled over receivables of Yancoal Australia Pty Limited (“Yancoal Australia”).

Prepayments were RMB420.521 million as at 30th September, 2008, representing an increase of RMB360.688 million or 602.8 % as compared with that at the beginning of the reporting year. Such increase was mainly due to the increase of prepayments for outsourcing coal.

Inventories were RMB801.603 million as at 30th September, 2008, representing an increase of RMB361.469 million or 82.1 % as compared with that at the beginning of the reporting year. Such increase was mainly due to the increase in the inventory of salable coal and the rising unit cost of coal.

As at 30th September, 2008, non-current assets due within one year decreased by RMB 640 million , representing a decrease of 100.00% as compared with that at the beginning of the reporting year. Such decrease was mainly due to the recovery of the entrusted loan of RMB 640 million.

As at 30th September, 2008, other current assets decreased by RMB 10.934 million, representing a decrease of 100.00% as compared with that at the beginning of the reporting year. Such decrease was mainly due to the charging of transportation fee of RMB 10.934 million for transferring coal among ports to the profit and loss account.

Available-for-sale financial assets were RMB164.672 million as at 30th September, 2008, representing a decrease of RMB 244.414 million or 59.8% as compared with that at the beginning of the reporting year. Such decrease was mainly due to the drop in the prices of shares held by the Company in Shenergy Co., Ltd. and Lianyungang Co., Ltd., respectively,

The construction materials were RMB51.016 million as at 30th September, 2008, representing a decrease of RMB 178.445 million or 77.8% as compared with that at the beginning of the reporting year. Such decrease was mainly due to the utilization of the materials for projects under construction. Intangible assets were RMB1, 483.140 million as at 30th September, 2008, representing an increase of RMB 694.635 million or 88.1% as compared with that at the beginning of the reporting year. Such increase was mainly due to the purchase of the coal mining rights of Zhaolou coalmine by Yanmei Heze Neng Hua Company (“Heze Neng Hua”) at a consideration of RMB747.335 million from Yankuang Corporation Group Limited (“Yankuang Group”).

Short-term loans were RMB413.633 million as at 30th September, 2008, which was entirely attributable to the additional bank loans of Yancoal Australia.

Unearned revenue were RMB675.023 million as at 30th September, 2008, representing a decrease of RMB 308.271 million or 31.4% compared with that at the beginning of the reporting year. Such decrease was mainly due to the decrease of unearned revenue.

Taxes payable were RMB585.260 million as at 30th September, 2008, representing an increase of RMB356.603 million, or 156.0% as compared with that at the beginning of the reporting year. Such increase was mainly due to the increase in profit which led to an increase in taxes payable.

Interests payable were RMB2.276 million as at 30th September, 2008. Such increase was mainly due to interests payable for bank loan of Shanxi Neng Hua.

Non-current liabilities due within one year were RMB848.890 million as at 30th September, 2008, representing an increase of RMB361.442 million or 74.2% as compared with that at the beginning of the reporting year. Such increase was mainly due to the Wei Jian Fei and Work Safety Expense accrued by the Company in accordance with relevant standard exceeded the actually incurred expense.

Deferred tax liabilities were RMB25.623 million as at 30th September, 2008, representing an decrease of RMB61.103 million or 70.5% as compared with that at the beginning of the reporting year. Such decrease was mainly due to the devaluation of available-for-sale financial assets.

Undistributed profits were RMB13,539.600 million as at 30th September, 2008, representing an increase of RMB5,809.678 million or 75.2% as compared with that at the beginning of the reporting year.

2. Significant movements in items of the income statement of the Group and the reasons thereof

Items	First Three Quarters of 2008 (RMB’000)	First Three Quarters of 2007 (RMB’000)	Increase /decrease (%)
Operating income	20,419,705	11,913,886	71.39
Operating cost	8,782,834	6,448,233	36.21
Operating taxes and surcharges	309,248	213,431	44.89

Financial expenses	28,405	(116,721)	—
Impairment loss of assets	28,375	0	—
Investment income	65,505	7,144	816.92
Non-operating income	15,043	9,288	61.96
Non-operating expenses	21,938	33,059	-33.64
Income taxes	2,479,611	1,215,184	104.05
Net profit	6,645,156	1,819,509	265.22
Including: Net profit attributable to shareholders of the Company	6,645,806	1,825,133	264.13

Operating income was RMB20,419.705 million during the reporting period, representing an increase of RMB8,505.819 million or 71.4% as compared with the same period of last year. The increase was mainly due to the increase of coal sales income of RMB8,374.013 million or 75.4% as compared with the same period last year. Details are set out as follows:

Unit : RMB’000

	First Three Quarters of 2008	First Three Quarters of 2007	Increase /decrease (+,-)	Increase /decrease (%)
1. Sales income of coal products	19,484,412	11,110,399	8,374,013	75.37
2. Railway transportation service income	190,056	150,311	39,745	26.44
3. Sales income of coal chemical products	30,278	0	30,278	—
4. Sales income of electric power	3,671	0	3,671	—
5. Other income	711,288	653,176	58,112	8.90
6. Total	20,419,705	11,913,886	8,505,819	71.39

The operating cost was RMB8,782.834 million, representing an increase of RMB 2,334.601 million or 36.2% as compared with the same period of last year. The increase was mainly due to the increase of coal sales cost of RMB2,155.760 million or 38.0% as compared with the same period of last year. Details are set out as follows:

Unit: RMB’000, RMB yuan

		First three Quarters of 2008	First three Quarters of 2007	Increase /decrease (+, -)	Increase /decrease (%)
1. Cost of coal sales		7,825,499	5,669,739	2,155,760	38.02
The Company	Total amount of sales cost	5,733,888	4,774,326	959,562	20.10
	Unit cost of coal sales	246.87	201.94	44.93	22.25
Shanxi Neng Hua	Total amount of sales cost	165,455	133,830	31,625	23.63
	Unit cost of coal sales	188.02	173.44	14.58	8.41
Yancoal Australia	Total amount of sales cost	449,466	510,443	(60,977)	11.95
	Unit cost of coal sales	365.68	398.91	(33.23)	-8.33
Outsourcing coal	Total amount of sales cost	1,476,690	247,526	1,229,164	496.58
2. Cost of railway transportation service		184,218	144,712	39,506	27.30
3. Sales costs of coal chemical products		19,857	—	—	—
Shanxi Neng Hua	Total amount of sales cost	19,857	—	—	—
	Unit cost of methanol sales	1,663.63	—	—	—
4. Sales cost of electric power		7,268	—	—	—
Shanxi Neng Hua		7,268	—	—	—
5. Costs of other businesses		745,992	633,782	112,210	17.70
6. Total		8,782,834	6,448,233	2,334,601	36.21

Unit cost of coal sales in the first three quarters was RMB246.87, representing an increase of RMB44.93 or 22.3% as compared with the same period of last year. If government policy factors were not taken into account, unit cost of coal sales was RMB 219.98, representing an increase of RMB 18.04 or 8.93% as compared with the same period of last year. The key factors which attributed to the increase of unit cost of coal sales in the first three quarters were set out as follows:

Unit: RMB yuan

Factors	Amount (+,-)
1. Government policies:
(1) From 1st August,2007 onwards, as required by the regulations issued by Jining Municipal Government, Shandong Province, the Company accrued RMB8/tonne ROM (run-of-mine coal) as provision to the Coal Price Regulation Fund provision.	8.01
(2) From 1st January, 2008 onwards, the Company has accrued RMB5/tonne ROM as provision to the Mining Right Resource Asset Compensation Fee for the existing five coalmines (Nantun Coalmine, Xinglongzhuang Coalmine, Baodian Coalmine, Dongtan Coalmine, Jining Coalmine).	4.58
(3) The arable land use tax paid by the Company has increased by RMB 125.7 million year on year due to the higher standard of arable land use tax.	5.41
(4) The mining area river banks harness fee paid by the Company has increased by RMB102.5 million.	4.41
(5) Compensation fee for the structures attached on the surface of the mining areas paid by the Company has increased by RMB 225.6 million	9.71
(6) From 1st January, 2008 onwards, as required by the regulations issued by the provincial government of the Shandong Province, calling off Reform and Specific Development Fund RMB 5 per ton ROM.	(5.23)
Subtotal	26.89
2. Other non-policy factors
(1) Increase of employees’ wages and various miscellaneous fees	11.54
(2) An increase of unit cost of coal sales as a result of the price increase of raw material	7.33
(3) The land subsidence fees paid by the Company increased by RMB 152.4 million year on year.	6.56
(4) The company re-classified the repairment fees originally listed under cost of sales as administration fees	(7.31)
Subtotal	18.12
Total	45.01

Operating taxes and surcharges were RMB309.248 million, representing an increase of RMB 95.817 million or 44.9% as compared with the same period of last year. It was mainly due to the increase of city construction tax and education fee which resulted from the increase of payable value-added taxes.

Finance expenses were RMB28.405 million. Finance expenses were RMB-116.721 million for the same period of last year. The increase in finance expenses was mainly due to the exchange loss of RMB70.130 million of the Group in the first three quarters of 2008. The exchange gain for the same period of last year was RMB109.073 million.

Impairment loss of assets was RMB 28.375 million, which was mainly due to provision for impairment loss of accounts receivables.

Investment income was RMB65.505 million, representing an increase of RMB 58.361 million, or 816.9% as compared with the same period of last year. Such increase was mainly due to: (1) An income of RMB132.230 million arising from the recovery of an entrusted loan of RMB 640million; (2) a loss of RMB74.126 million on investment holding of Huadian Zouxian Power Generation Company Limited.

Non-operating income was RMB15.043 million, representing an increase of RMB 5.755 million or 62.0% as compared with the same period of last year. Such increase was mainly due to the disposal of abandoned equipments.

Non-operating expenses were RMB21.938 million, representing a decrease of RMB 11.121 million or 33.6% as compared with the same period of last year.

Income tax was RMB2,479.611 million, representing an increase of RMB1,264.427 million or 104.1% as compared with the same period of last year. Such increase was mainly due to the increase of taxable profit as compared with the same period of last year.

3. The movements in cash flow items of the Group and the reasons thereof

Items	First Three Quarters of 2008 (RMB’000)	First Three Quarters of 2007 (RMB’000)	Increase / decrease (%)
Net cash flow from operating activities	7,971,058	2,612,398	205.12
Net cash flow from investing activities	(2,578,132)	(1,379,330)	86.91
Net cash flow from financing activities	(416,508)	(459,539)	-9.36
The effect of foreign exchange rate changes on cash and cash equivalents	(39,912)	0	—
Net increase in cash and cash equivalent	4,936,507	773,529	538.18

Net cash flow from operating activities was RMB7,971.058 million during the reporting period, representing an increase of RMB5,358.660 million or 205.1% as compared with the same period of last year. Such increase was mainly due to the increase in cash received for coal sales.

Net cash flow outflow from investing activities were RMB 2,578.132 million during the reporting period, presenting an increase of RMB 1,198.802 million or 86.9% as compared with the same period of last year. Such increase was mainly due to (1) the recovery of an entrusted loan of RMB 640 million ; (2) the payment of RMB 747.335 million for purchase of the mining rights of Zhaolou Coalmine; (3) the increase in net cash outflow from investing activities by RMB1,145.065 million as compared with the same period in the previous year.

Net increase in cash and cash equivalents of the Group was RMB4,936.507 million during the reporting period, representing an increase of RMB4,162.978 million or 538.2% as compared with the same period of last year. Such increase was mainly attributable to the increase of net cash flow from operating activities of the Group as compared with the same period in the previous year.

2.4 Major events and their impacts and analysis on the solutions

Amendments to the Articles of Association of the Company

The “Resolution on Amendments to the Articles of Association of Yanzhou Coal Mining Company Limited” was approved in the second meeting of the fourth session of the Board held on 18th July     , 2008. Subject to the approval by the next general meeting of the Company to be held, the Articles of Association of the Company will be amended to the effect that appropriation of fund of the Company by the controlling Shareholder or its related parties are prohibited. Please refer to the announcement of the Company published in China Securities Journal and Shanghai Securities News and the websites of Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the Company on 21st July, 2008.

Increase in the Registered Capital of Yulin Neng Hua

As considered and approved at the daily operation meeting of the general managers of the Company held on 19th May, 2008, the Company injected an additional sum of RMB 600 million into the capital of Yulin Neng Hua, the additional fund will be used to finance the construction of the Yulin Neng Hua Methanol Project. After the capital injection, the registered capital of Yulin Neng Hua has increased from RMB800 million to RMB1, 400 million. Of the total amount of the newly injected capital, RMB500 million was financed from the proceeds of issuing new H shares of the Company in 2004. Yulin Neng Hua completed the registration procedures for the above-mentioned increase in the registered capital on 8th September, 2008.

2.5 Special undertakings made by the Company, the Shareholders and the actual controller of the Company and the performance of the undertakings

The special undertakings made by Yankuang Group Co., Ltd. (“Yankuang Group”) and the performance of the undertakings are as follows:

Name of Shareholder	Special undertakings	Performance of undertakings
Yankuang Group	(1) The formerly non-tradable shares of the Company held by Yankuang Group should not be listed for trading purpose within forty-eight months from the date of execution of the relevant share reform plan;	The formerly non-tradable shares in the Company held by Yankuang Group have not been traded.

(2) In 2006, Yankuang Group would transfer part of its operations and new projects relating to coal and power which are in line with the Company’s development strategies to the Company in accordance with the relevant PRC regulations, with a view to enhancing the operating results of the Company and reducing the connected transactions and competition between Yankuang Group and the Company. Yankuang Group should allow the Company to participate and invest in, for the purpose of co-development of, the coal liquefaction project, which is being developed by Yankuang Group.

In 2006, Yankuang Group completed the transfer of the coal project and new electricity project to the Company, which is in line with the Company’s development strategies.

Yankuang Group is in the process of implementing its other undertakings and there has not been material progress in this respect.

All the relative expenses incurred for execution of the share reform plan would be borne by Yankuang Group.	The undertaking had been already performed.

2.6 Warning and explanation for possible loss in net profit from the beginning of this year to the end of the next reporting period or any material changes as compared with the same period last year.

Due to the increase in the domestic and international prices of coal, it is estimated that the net profit attributable to Shareholders will increase by more than 190% as compared with the same period of last year. The net profit attributable to Shareholders as disclosed in the 2007 annual report of the Company was RMB2, 693.3 million.

2.7 Details of securities investments

No.	Stock code	Stock abbreviation	Number of shares held at the end of this reporting period (share)	Investment cost at the beginning (RMB)	Book value at the end of the reporting period (RMB)	Book value at the beginning of the reporting period (RMB)	Accounting items
1	600642	Shenergy	22,323,900	60,420,274	157,606,734	201,584,817	available-for-sale financial assets
2	601008	Lianyungang	1,380,000	1,760,419	7,065,600	6,992,000	available-for-sale financial assets
Total			—	62,180,693	164,672,334	208,576,817	—

3. Directors

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

The full version of balance sheet, income statement and cash flow statement of the Group and the Company, respectively, for the first three quarters of 2008 are published on the website of The Stock Exchange of Hong Kong Limited at http://www.hkex.com.hk and Shanghai Stock Exchange at http://www.sse.com.cn.

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

24th October, 2008

APPENDICES:

Consolidated Balance Sheet

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ASSETS	AS AT SEP 30, 2008	AS AT DEC 31, 2007
CURRENT ASSET:
Cash at bank and on hand	10,830,428,556	5,779,552,295
Tradable financial assets
Notes receivable	3,059,975,073	2,732,422,448
Accounts receivable	289,533,976	120,548,231
Prepayments	420,521,026	59,832,653
Interests receivable
Dividends receivable
Other receivables	366,331,599	315,801,434
Inventories	801,602,845	440,133,628
Non-current assets due within one year		640,000,000
Other current assets		10,933,507
TOTAL CURRENT ASSETS	15,768,393,075	10,099,224,196
NON CURRENT ASSETS:
Available-for-sale financial assets	164,672,334	409,085,879
Entrusted loan
Long-term accounts receivable
Long-term equity investments	823,875,834	898,001,770
Investments in real estate
Fixed assets	8,016,943,387	8,242,576,351
Construction in progress	4,661,406,643	4,289,220,537
Construction materials	51,016,455	229,460,787
Disposal of fixed assets
Intangible assets	1,483,140,079	788,504,784
Development expenditures
Goodwill	10,045,361	10,045,361
Long-term deferred expenses	19,235,163	21,728,081
Deferred tax assets	31,174,701	31,174,701
Other non-current assets	279,709,466	306,476,992
TOTAL NON-CURRENT ASSETS	15,541,219,423	15,226,275,243
TOTAL ASSETS	31,309,612,498	25,325,499,439

Wang Xin Head of the Company	Wu Yuxiang Chief Financial Officer	Zhao Qingchun Head of Accounting Department

Consolidated Balance Sheet (Continued)

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB

LIABILITIES AND SHAREHOLDERS’ EQUITY	AS AT SEP 30, 2008	AS AT DEC 31, 2007
CURRENT LIABILITIES:
Short-term borrowings	413,633,147
Tradable financial liabilities
Notes payable	128,346,289	154,519,715
Accounts payable	554,343,337	559,346,058
Unearned receipts	675,023,035	983,294,466
Salaries and wages payable	370,821,707	337,275,927
Taxes payable	585,260,093	228,657,191
Interest payable	2,275,662
Dividends payable
Other payables	1,512,588,744	1,909,171,032
Non-current liabilities due within one year	848,890,019	487,447,969
Other current liabilities	20,856,286	19,634,780
TOTAL CURRENT LIABILITIES	5,112,038,319	4,679,347,138
NON-CURRENT LIABILITIES:
Long-term borrowings	247,000,000	258,000,000
Bonds payable
Long-term payable	635,565,322	636,193,076
Deferred tax liabilities	25,622,910	86,726,297
Other non-current liabilities
TOTAL NON CURRENT LIABILITIES	908,188,232	980,919,373
TOTAL LIABILITIES	6,020,226,551	5,660,266,511
OWNERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,760,058,924	4,943,369,082
Surplus reserves	2,037,940,337	2,037,940,337
Undistributed profits	13,539,600,237	7,729,922,091
Foreign currencies translation differences	(18,011,916)	(13,941,634)
Equity attributable to shareholders of the Company	25,237,987,582	19,615,689,876
Minority interest	51,398,365	49,543,052
TOTAL OWNERS’ EQUITY	25,289,385,947	19,665,232,928
TOTAL LIABILITIES AND OWNERS’ EQUITY	31,309,612,498	25,325,499,439

Consolidated income statement

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB

Items	The 3rd Quarter of 2008	The 3rd Quarter of 2007	The first three quarters of 2008	The first three quarters of 2007
1. TOTAL OPERATING REVENUE	7,565,153,051	4,135,675,356	20,419,704,936	11,913,885,610
2. TOTAL OPERATING COST	3,751,831,024	2,998,030,645	11,353,548,213	8,862,564,457
Including: operating cost	2,938,648,667	2,198,386,130	8,782,833,696	6,448,233,428
Operating taxes and surcharges	116,860,770	71,514,593	309,247,908	213,431,242
Selling expenses	120,866,268	135,249,593	421,959,379	537,012,456
General and administrative expenses	528,215,234	639,243,740	1,782,727,980	1,780,607,925
Finance expenses	47,240,085	(46,363,411)	28,404,723	(116,720,594)
Impairment loss of assets			28,374,527
Add: Gain on fair value change (The loss is listed beginning with “-”)
Investment income (The loss is listed beginning with “-”)	(19,533,047)	7,143,648	65,505,451	7,143,648
Exchange gain (The loss is listed beginning with “-”)
3. Operating profit (The loss is listed beginning with “-”)	3,793,788,980	1,144,788,359	9,131,662,174	3,058,464,801
Add: Non-operating revenue	6,099,832	4,397,473	15,043,015	9,287,804
Less: Non-operating expenditures	984,542	1,268,525	21,937,724	33,059,364
Including: Losses on disposal of non-current assets			—
4. Total profit (The total loss is listed beginning with “-”)	3,798,904,270	1,147,917,307	9,124,767,465	3,034,693,241
Less: Income tax	915,398,391	433,080,672	2,479,611,127	1,215,184,326
5. Net profit (The net loss is listed beginning with “-”)	2,883,505,879	714,836,635	6,645,156,338	1,819,508,915
Net profit attributed to shareholders of the Company	2,883,730,863	716,214,673	6,645,806,146	1,825,133,172
Minority interest	(224,984)	(1,378,038)	(649,808)	(5,624,257)
6. Earnings per share
(1) Earnings per share, basic	0.59	0.15	1.35	0.37
(2) Earnings per share, diluted	0.59	0.15	1.35	0.37

Consolidated Cash flow statement

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB

Items	The 3rd Quarter of 2008	The 3rd Quarter of 2007	The first three quarters of 2008	The first three quarters of 2007
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services	7,861,167,658	4,118,190,564	21,825,947,658	13,615,592,538
Tax rebates	—
Other cash received relating to operating activities	96,197,306	40,028,209	161,630,058	114,030,578
Sub-total of cash inflows from operating activities	7,957,364,964	4,158,218,773	21,987,577,716	13,729,623,116
Cash paid for goods and services	1,553,355,718	1,372,605,077	5,631,779,436	4,086,933,981
Cash paid to and on behalf of employees	593,898,002	497,557,980	2,339,332,454	1,698,977,709
Taxes payments	1,664,719,233	909,542,793	4,764,987,479	2,903,294,363
Other cash paid relating to operating activities	499,094,610	801,693,827	1,280,420,054	2,428,019,476
Sub-total of cash outflows from operating activities	4,311,067,563	3,581,399,677	14,016,519,423	11,117,225,529
NET CASH FLOW FROM OPERATING ACTIVITIES	3,646,297,401	576,819,096	7,971,058,293	2,612,397,587
2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	—		640,000,000
Cash received from investments income	(141,599,965)	7,143,648	7,401,387	7,143,648
Net cash received from disposal(s) of fixed assets, intangible assets and other long-term assets	1,453,164	7,516,086	6,525,446	12,905,191
Net cash received from disposal(s) of subsidiaries and other business units	—
Other cash received relating to investing activities	—		1,897,926	51,842,528
Sub-total of cash inflows from investing activities	(140,146,801)	14,659,734	655,824,759	71,891,367
Cash paid to acquire fixed assets, intangible assets and other long-term assets	234,444,191	555,259,156	2,088,891,390	1,436,255,360
Cash paid for investments	—			14,966,200
Other cash paid relating to investing activities	145,960,451	4,410,341	1,145,065,339
Sub-total of cash outflows from investing activities	380,404,642	559,669,497	3,233,956,729	1,451,221,560
NET CASH FLOW FROM ININVESTING ACTIVITIES	(520,551,443)	(545,009,763)	(2,578,131,970)	(1,379,330,193)
3. CASH FLOW FROM FINANCING ACTIVITIES:	—
Cash received from investors	—			24,000,000
Cash received from borrowings	—		460,209,132
Other cash received related to financing activities	—
Sub-total of cash inflows from financing activities	—	—	460,209,132	24,000,000
Repayments of borrowings and debts	—		11,000,000
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	850,814,494	469,938,436	865,717,187	483,538,524
Cash paid for other items related to financing activities	—
Sub-total of cash outflows from financing activities	850,814,494	469,938,436	876,717,187	483,538,524
NET CASH FLOW FROM FINANCING ACTIVITIES	(850,814,494)	(469,938,436)	(416,508,055)	(459,538,524)
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	14,128,950		(39,911,758)

5. NET INCREASE IN CASH AND CASH EQUIVALENTS	2,289,060,414	(438,129,103)	4,936,506,510	773,528,870
Add: Cash and cash equivalent, opening	8,366,991,444	7,122,133,405	5,719,545,348	5,910,475,432
6. Cash and cash equivalents, closing	10,656,051,858	6,684,004,302	10,656,051,858	6,684,004,302

Balance Sheet of the Company

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB

ASSETS	AS AT SEP 30, 2008	AS AT DEC 31, 2007
CURRENT ASSETS:
Cash at bank and on hand	10,263,869,888	5,635,285,807
Tradable financial assets
Notes receivable	3,058,975,073	2,730,805,288
Accounts receivable	30,493,193	90,610,323
Prepayments	248,193,584	57,089,331
Interests receivable		76,482,715
Dividends receivable
Other receivables	553,155,902	956,461,123
Inventories	656,172,053	325,619,749
Non-current assets due within one year	582,964,650	837,224,200
Other current assets		10,933,507
TOTAL CURRENT ASSETS	15,393,824,343	10,720,512,043
NON CURRENT ASSETS:
Available-for-sale financial assets	164,672,334	409,085,879
Held-to-maturity investments
Long-term accounts receivables
Long-term equity investments	4,572,992,932	4,023,118,868
Investments in real estate
Fixed assets	6,230,364,618	6,849,270,087
Construction in progress	240,720,477	70,713,274
Construction materials	1,541,816	1,656,966
Disposal of fixed assets
Entrusted loan	2,650,000,000	2,170,189,800
Intangible assets	632,778,736	647,787,472
Goodwill
Long-term deferred expenses
Deferred tax assets
Other non current assets	117,952,129	117,925,900
TOTAL NON CURRENT ASSETS	14,611,023,042	14,289,748,246
TOTAL ASSETS	30,004,847,385	25,010,260,289

Wang Xin	Wu Yuxiang	Zhao Qingchun
Head of the Company	Chief Financial Officer	Head of Accounting Department

Balance Sheet of the Company (Continued)

Prepared by: Yanzhou Coal Mining Company Limited		Unit: RMB

LIABILITIES AND SHAREHOLDERS’ EQUITY	AS AT SEP 30, 2008	AS AT DEC 31, 2007
CURRENT LIABILITIES:
Short-term borrowings
Tradable financial liabilities
Notes payable	128,346,289	154,519,715
Accounts payable	470,620,234	484,693,966
Unearned receipts	649,242,739	963,437,277
Salaries and wages payable	343,984,221	299,831,899
Taxes payable	588,038,869	225,673,305
Interests payable
Dividends payable
Other payables	833,897,249	1,480,813,707
Non-current liabilities due within one year	740,193,925	395,837,955
Other current liabilities	20,856,286	19,634,780
TOTAL CURRENT LIABILITIES	3,775,179,812	4,024,442,604
NON-CURRENT LIABILITIES:
Long-term borrowings
Bonds payable
Long-term payable	635,565,322	636,193,076
Special accounts payable
Accrued liabilities
Deferred tax liabilities	25,622,910	86,726,297
Other non-current liabilities
TOTAL NON-CURRENT LIABILITIES	661,188,232	722,919,373
TOTAL LIABILITIES	4,436,368,044	4,747,361,977
OWNERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,759,491,359	4,942,801,517
Less: treasury stock
Surplus reserves	2,037,940,337	2,037,940,337
Undistributed profits	13,852,647,645	8,363,756,458
TOTAL OWNERS’ EQUITY	25,568,479,341	20,262,898,312
TOTAL LIABILITIES AND OWNERS’ EQUITY	30,004,847,385	25,010,260,289

Income statement of the Company

Prepared by: Yanzhou Coal Mining Company Limited				Unit: RMB

Items	The 3rd Quarter of 2008	The 3rd Quarter of 2007	The first three quarters of 2008	The first three quarters of 2007
1. TOTAL OPERATING REVENUE	6,985,685,562	3,878,626,500	18,937,884,715	11,041,285,071
Less: operating cost	2,761,655,095	1,959,677,016	8,120,772,964	5,799,682,261
Operating taxes and surcharges	115,363,871	70,768,084	304,856,191	209,886,129
Selling expenses	78,087,088	89,826,171	262,760,450	398,001,705
General and administrative expenses	440,197,690	551,115,531	1,553,361,584	1,340,194,584
Finance expenses	(8,652,235)	6,051,193	67,970,381	27,040,528
Impairment loss of assets	—		28,374,527
Add: Gain from the fair value changes (The loss is listed beginning with “-”)	—
Investment income (The loss is listed beginning with “-”)	37,204,455	30,548,251	211,170,886	76,332,851
Including: Income from investments in associates and jointly controlled entities	—
2. Operating profit (The loss is listed beginning with “-”)	3,636,238,508	1,231,736,756	8,810,959,504	3,342,812,715
Add: Non-operating income	6,099,818	4,160,473	14,449,090	8,927,181
Less: Non-operating expenses	385,320	225,661	20,974,822	31,191,406
Including: Loss on disposal of non-current assets	—
3. Total profit (The total loss is listed beginning with “-”)	3,641,953,006	1,235,671,568	8,804,433,772	3,320,548,490
Less: Income tax	915,286,784	433,080,673	2,479,414,585	1,214,654,754
4. Net profit (The net loss is listed beginning with “-”)	2,726,666,222	802,590,895	6,325,019,187	2,105,893,736
5. Earnings per share
(1) Earnings per share, basic	0.55	0.16	1.29	0.43
(2) Earnings per share, diluted	0.55	0.16	1.29	0.43

Cash flow statement of the Company

Prepared by: Yanzhou Coal Mining Company Limited				Unit: RMB

Items	The 3rd Quarter of 2008	The 3rd Quarter of 2007	The first three quarters of 2008	The first three quarters of 2007
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services	7,197,121,737	3,846,701,276	20,427,328,541	12,743,481,242
Tax rebates	—
Other cash received relating to operating activities	32,862,789	77,812,467	86,490,681	405,072,830
Sub-total of cash inflows from operating activities	7,229,984,526	3,924,513,743	20,513,819,222	13,148,554,072
Cash paid for goods and services	1,604,572,253	1,204,719,328	4,981,255,409	3,605,686,367
Cash paid to and on behalf of employees	534,049,827	311,670,426	2,119,740,989	1,320,756,760
Tax payments	1,641,206,253	929,731,308	4,700,795,599	2,897,745,927
Other cash paid relating to operating activities	93,001,823	921,438,967	1,157,866,932	2,542,933,688
Sub-total of cash outflows from operating activities	3,872,830,156	3,367,560,029	12,959,658,929	10,367,122,742
NET CASH FLOW FROM OPERATING ACTIVITIES	3,357,154,370	556,953,714	7,554,160,293	2,781,431,330
2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	—		640,000,000	213,000,000
Cash received from investments income	62,236,435	19,403,955	285,296,822	42,710,269
Net cash received from disposal(s) of fixed assets, intangible assets and other long-term assets	1,453,164	5,214,858	6,525,446	9,255,625
Net cash received from disposal(s) of subsidiaries and other business units	—
Other cash received relating to investing activities	—			2,865,013
Sub-total of cash inflows from investing activities	63,689,599	24,618,813	931,822,268	267,830,907
Cash paid to acquire fixed assets, intangible assets and other long-term assets	139,866,198	125,706,108	324,640,036	330,078,248
Cash paid for investments	256,000,000	300,000,000	1,540,000,000	1,390,966,200
Net cash paid by subsidiaries and other business units	—
Other cash paid relating to investing activities	99,775,517	2,342,347	1,092,643,468
Sub-total of cash outflows from investment activities	495,641,715	428,048,455	2,957,283,504	1,721,044,448
NET CASH FLOW FROM INVESTING ACTIVITIES	(431,952,116)	(403,429,642)	(2,025,461,236)	(1,453,213,541)
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors	—
Cash received from borrowings	—
Other cash received relating to financial activities	—
Sub–total of cash inflows from financing activities	—	—	—	—
Repayments of borrowings	—
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	836,128,000	464,571,877	836,128,000	464,571,877
Cash payment relating to other financial activities	—
Sub-total of cash outflows from financing activities	836,128,000	464,571,877	836,128,000	464,571,877
NET CASH FLOW FROM FINANCING ACTIVITIES	(836,128,000)	(464,571,877)	(836,128,000)	(464,571,877)
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(5,557,834)		(61,657,337)
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	2,083,516,420	(311,047,805)	4,630,913,720	863,645,912
Add: Cash and cash equivalent, opening	8,173,830,956	6,774,589,821	5,626,433,656	5,599,896,104
6. Cash and cash equivalents, closing	10,257,347,376	6,463,542,016	10,257,347,376	6,463,542,016

ABOUT THE COMPANY

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310